

March 25, 2021

Thomas Granite
Chief Financial Officer
Artemis Strategic Investment Corp
3310 East Corona Avenue
Phoenix, Arizona 85040

> **Re: Artemis Strategic Investment Corp**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 19, 2021**
> **File No. 333-253092**

Dear Mr. Granite:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amended Registration Statement on Form S-1

Exhibit Index, page II-5

1. Please file a revised form of warrant agreement and a revised legal opinion that indicate that the units will include one-half of one redeemable warrant.

You may contact Ernest Greene at 202-551-3733 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing